2024 Form NRSRO
Exhibit 4

Corporate Organizational Structure


HEARST RATINGS II, INC.
(Delaware)
FITCH GROUP, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH RATINGS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)

2024 Form NRSRO
Exhibit 4


President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Chief Information Officer
Global Head of HR
General Counsel
CFO
President
Fitch Ratings
Chief Operating Officer
Analytical Business Applications
Global Publishing
Regulatory Affairs, Policies and Procedures
Ratings Workflow
Global Core Ops
Corporates and FI
Global Analytical Head
Global Group Head
Corporate Finance
Global Group Head
Sovereigns
Global Group Head
Structured Finance
Covered Bonds
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Global Head of
Business & Relationship Mgmt
Global Head
Structured Finance
Global Head
Investor Relations
Global Head
Financial Institutions
Global Head Public Finance &
Global Infrastructure Group
Global Head
Revenue Management
Global Head
Corporates & Structured Credit
Regional Head
Latin America
Regional co-Heads
Asia Pacific
Chief Risk Officer
Fitch Group
Fitch Ratings
Chief Credit Officer
Regional and Group Credit Officers
Evaluating Committee Robustness
Fitch Wire
Chief Compliance Officer
Regulatory Compliance
Personal Conflict Monitoring
Compliance Infrastructure
Compliance Testing & Monitoring
Operational Risk Officer
Chief Criteria Officer
Fitch Group
Chief Information Security Officer
Head of Internal Audit
Data Privacy Manager
Member of the Fitch Ratings
Executive Committee

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS CANADA, INC.*
(Canada)
FITCH RATINGS LTD
(England and Wales)
FITCH RATINGS LANKA LIMITED*
(Sri Lanka)
FITCH CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES*
(Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED+
(England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS*
(Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+
(Singapore)
FITCH SOLUTIONS INDIA ADVISORY PRIVATE LIMITED+
(India)
FITCH SOLUTIONS DEUTSCHLAND GMBH+
(Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Ltd Organizational Structure


FITCH RATINGS LTD
(England and Wales)
FITCH RATINGS CIS LTD* (England and Wales)
FITCH RATINGS IRELAND LIMITED (Ireland)
INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
FITCH INDIA SERVICES PRIVATE LIMITED* (India)
FITCH RATINGS (BEIJING) LIMITED (China)
FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
INTER ARAB RATING COMPANY E.C.* (Bahrain)
FITCH NORTH AFRICA SA*^ (Tunisia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORATION* (Korea)
E-CREDIBLE CO., LTD*# (Korea)
E-CREDIBLE NETWORKS CO., LTD*# (Korea)
FITCH RATINGS SINGAPORE PTE. LTD. (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH MEXICO, S.A. DE C.V. (Mexico)
FITCH RATINGS BRASIL LTDA. (Brazil)
FITCH HOLDING S.A.* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*# (Chile)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^ (Argentina)
FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*# (Uruguay)

*Not included in Item 3 of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.